                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-48368


PROSPECTUS


                                  [DIME LOGO]

                               19,471,485 Shares

                               Dime Bancorp, Inc.

                                  Common Stock

   On December 12, 2000, your board of directors declared a distribution of one Litigation Tracking Warrant(TM), also known as an LTW(TM), for each share of our common stock outstanding as of the close of business on December 22, 2000. Your board also made provision for the distribution of one LTW for each share of our common stock underlying each outstanding stock option previously granted.

   This document relates to the shares of our common stock to be issued if and when the LTWs are exercised. The LTWs are securities that represent the right to purchase, upon the occurrence of a trigger, shares of our common stock equal in total value to 85% of the net after-tax proceeds, if any, from the lawsuit we have brought against the United States government. The first step of the trigger is our receipt of damages in this litigation.

   We are pursuing a lawsuit against the government for breach of contract and unlawful taking of property without compensation in contravention of the United States Constitution. Our legal claim arose as a result of changes imposed by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 to the rules for computing the regulatory capital of thrift institutions such as our subsidiary, The Dime Savings Bank of New York, FSB.

   "Litigation Tracking Warrant" and "LTW" are trademarks of Credit Suisse First Boston Corporation for use in connection with its investment banking services.

   Our common stock, which underlies the LTWs, is listed on the New York Stock Exchange under the trading symbol "DME." The LTWs have been approved for listing on the Nasdaq National Market under the trading symbol "DIMEZ."

   This document does not cover resales of any common stock received upon exercise of the LTWs. No person is authorized to make any use of this document in connection with any such resale or in connection with any other transaction or the offer or sale of any other securities.

   See "Risk Factors" beginning on page 4 for information you should consider.


    Neither the LTWs nor our common stock are deposits or other obligations of any bank or savings association and neither the LTWs nor our common stock are insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

    None of the SEC, the FDIC, the Office of Thrift Supervision, any state securities commission nor any other regulatory body has approved or disapproved of the LTWs or our common stock or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.


               The date of this prospectus is December 26, 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
SUMMARY....................................................................   1
RISK FACTORS...............................................................   4
FORWARD-LOOKING STATEMENTS.................................................   6
INFORMATION ABOUT DIME BANCORP.............................................   7
RECENT DEVELOPMENTS........................................................   7
USE OF PROCEEDS............................................................   8
MARKET FOR OUR COMMON STOCK AND THE LTWS...................................   8
DISTRIBUTION OF THE LTWS...................................................   8
THE LITIGATION.............................................................   9
DESCRIPTION OF THE LTWS....................................................  14
TAX CONSEQUENCES...........................................................  20
DESCRIPTION OF OUR CAPITAL STOCK...........................................  22
VALIDITY OF OUR COMMON STOCK...............................................  30
WHERE YOU CAN FIND MORE INFORMATION........................................  30
EXPERTS....................................................................  32

                                    SUMMARY

   This summary highlights selected information from this document. It does not contain all of the information that is important to you. We urge you to read carefully the entire document and the other documents to which we refer to fully understand this issuance. See "Where You Can Find More Information" beginning on page 30.
Who is distributing the LTWs?

   Dime Bancorp, Inc., a Delaware corporation and a savings and loan holding company, is distributing the LTWs. Dime Bancorp is the parent company of Dime Savings, a federally chartered savings bank.

   Our headquarters are located at 589 Fifth Avenue, New York, New York 10017. Our telephone number is (212) 326-6170. See "Information about Dime Bancorp" beginning on page 7.

What are the LTWs?

   The LTWs are securities that represent the right to purchase, upon the occurrence of the trigger, shares of our common stock having a total value equal to 85% of the net after-tax proceeds, if any, from our pending lawsuit against the United States government. See "Description of the LTWs" beginning on page 14.

Why are we distributing the LTWs?

   We are distributing the LTWs in an effort to pass along the potential value of our claim against the government to our existing stockholders in the form of tradeable securities. The distribution is part of our effort to improve returns and provide enhanced value to our stockholders.

When are we distributing the LTWs?

   Your board of directors fixed December 22, 2000 as the distribution record date for determining who will receive the LTWs. The LTWs will be distributed beginning on December 29, 2000, which is the distribution date.

How will you get the LTWs?

   As a stockholder of record on the distribution record date, you will receive one LTW for each share of our common stock that you owned on the distribution record date. If the shares of our common stock that you owned on the distribution record date were held directly by you, then you will receive an LTW certificate by mail at your address of record as soon as practicable following the distribution date. If the shares of our common stock that you owned on the distribution record date were held in street name by your broker, your broker will also hold your LTW certificate in street name. We have also provided for the issuance of one LTW for each share of our common stock underlying the options previously granted by us under our stock-based benefit plans that were still outstanding on the distribution record date. Under the terms of the investment made by Warburg, Pincus Equity Partners, L.P. and its affiliates, Warburg will not receive any LTWs. See "Distribution of the LTWs" beginning on page 8.

Why are we suing the government?

   Dime Savings, as the successor to Anchor Savings Bank FSB, maintains a lawsuit in the United States Court of Federal Claims against the government for breach of contract and taking of property without compensation in contravention of the Fifth Amendment to the United States Constitution. The action arose because the passage of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 and the regulations adopted by the OTS pursuant to that law deprived Anchor Savings of the ability to include supervisory goodwill and certain other assets when computing its regulatory capital, which is required by law to be maintained at certain levels. The Federal Savings and Loan Insurance Corporation had agreed to let Anchor Savings use these assets when computing its regulatory capital. The direct effect was to cause Anchor Savings to go from an institution that substantially exceeded its regulatory capital requirement to one that was substantially below this requirement. As a result, Anchor Savings was forced to curtail its activities and was required to sell valuable assets under liquidation-like circumstances. We have claimed three alternative measures of damages: expectancy damages totalling $980 million, restitution totalling $740 million and reliance damages totalling $512 million. See "The Litigation" beginning on page 9.

What is the status of the litigation?

   We have asked the Court of Federal Claims to enter partial summary judgment against the government on the existence of a contract between the government and Dime Savings and the inconsistency of the government's actions with that contract. No date has been set for argument on our request. If the Claims Court grants our request, we will then present evidence as to damages. Discovery by both parties ended in May 2000. See "The Litigation" beginning on page 9.

Do we know whether or when we will be entitled to damages?

   No. We do not know currently when the court will make a determination as to liability or damages. We also do not know if any payment will be made by the government to us, or how much that payment may be. See "The Litigation" beginning on page 9.

What are the risk factors associated with the LTWs?

   You should consider carefully the information contained under the "Risk Factors" section of this document beginning on page 4, as well as the other information included in this prospectus relevant to the LTWs.

What are the tax consequences of your receipt of the LTWs?

   Although the matter is uncertain because of the absence of any direct authority, we believe the distribution of the LTWs to you should be treated as a tax-free stock dividend for federal income tax purposes and you should not be required to include any amount in income for federal income tax purposes with respect to such distribution. We intend to treat the distribution of the LTWs for all reporting purposes in accordance with such characterization. It is possible that the Internal Revenue Service may assert that the distribution of the LTWs should be treated as a taxable stock dividend, in which case you would be required to treat as ordinary dividend income the fair market value of the LTWs on the date of distribution to the extent of your rateable share of our current and accumulated earnings and profits. You are therefore urged to consult your tax advisor as to the tax consequences of the distribution and receipt of the LTWs. See "Tax Consequences" beginning on page 20.

Are the LTWs tradeable separately from our common stock?

   Yes. The LTWs became tradeable on December 26, 2000.

Where are our common stock and the LTWs listed?

   Our common stock is listed on the NYSE under the trading symbol "DME." The LTWs have been approved for listing on the Nasdaq National Market under the trading symbol "DIMEZ."

As an LTW holder, will you be entitled to any voting rights, dividends, liquidation preference or other special rights?

   No, you will not be entitled to any voting rights, dividends, liquidation preference or other special rights as a result of owning LTWs. In addition, you will have no right to control the litigation. Any LTW holder who also owns shares of our common stock will, of course, be entitled to the rights of a common stockholder. See "Description of the LTWs" beginning on page 14.

When will you be able to exercise the LTWs?

   You will not be able to exercise the LTWs until after receipt of notice of the occurrence of the trigger. LTW holders will be able to exercise the LTWs to purchase shares of our common stock for a period of 60 days after the date that the triggering notice is first sent to LTW holders. After that period, the LTWs will expire worthless. See "Description of the LTWs" beginning on page 14.

When will the trigger occur?

   The trigger will occur upon the completion of the following events:

 .  we receive a final recovery of damages in our litigation,

 .  we calculate the full amount of the adjusted litigation recovery, and

 . we receive all regulatory approvals necessary to issue shares of our common stock.

How will you be notified of the trigger?

   Within 15 days of the occurrence of the trigger, if any, we will publicly announce by means of a press release and by written notice mailed to each record holder of LTWs that the trigger has occurred. See "Description of the LTWs" beginning on page 14.

Upon the occurrence of the trigger, how many shares of our common stock will you be able to purchase upon exercise of each LTW and how much will you have to pay to exercise them?

   Upon the occurrence of the trigger, you will receive the right to purchase your pro rata portion of an amount of our common stock equal to the adjusted litigation recovery divided by the product of (1) our adjusted stock price multiplied by (2) the number of LTWs issued and reserved for issuance. When you exercise your LTWs, you will be required to pay an exercise price equal to $0.01 per whole share of our common stock you will receive as a result of that exercise. In the case of a reclassification, reorganization or combination by us, the exercise price formula will be adjusted. See "Description of the LTWs-- Adjustments" beginning on page 17.

   For example, if the adjusted stock price of our common stock on the occurrence of the trigger was $20.00, the number of LTWs issued and reserved for issuance was 110,000,000 and the adjusted litigation recovery was $250 million, then the number of shares of our common stock issuable upon exercise of each LTW would be 0.1136 ($250,000,000 / ($20 x 110,000,000) = 0.1136). If
you owned 100 LTWs, you would multiply the number of shares of our common stock issuable upon exercise of an LTW (0.1136) by the number of LTWs you own (100), which totals 11.36 (0.1136 x 100 = 11.36). As a result, upon the occurrence of the trigger you could purchase 11 shares of our common stock, paying an exercise price of $0.11 (11 X $0.01 = $0.11), and receive cash instead of the fractional share. To determine the cash amount you would receive instead of your fractional share, you would multiply the fractional share (0.36) by the sum of the adjusted stock price ($20.00) and the exercise price per whole share of common stock ($0.01), which totals $7.20 (0.36 x ($20.00 + $0.01) = $7.20).
So if you owned 100 LTWs, upon their exercise, you would pay us $0.11 and receive 11 shares of our common stock and $7.20 in cash.

   To determine the total net value of the LTWs upon exercise, you would multiply the number of shares you receive (11) by the sum of the adjusted stock price ($20.00) and the exercise price per whole share of common stock ($0.01), add the amount of cash you receive ($7.20) and subtract the total exercise price ($0.11), which totals $227.20 (11 x ($20.00 + $0.01) + $7.20-
$0.11 = $227.20). As a result, the total net value of 100 LTWs would be $227.20, or $2.272 per LTW.

   However, if the adjusted litigation recovery was zero, you would not be entitled to purchase any shares of our common stock, and the LTWs would expire worthless. See "Description of the LTWs--Determination of the Number of Shares of Our Common Stock Issuable Upon Exercise of an LTW" beginning on page 14.

   You should keep in mind that the LTWs may not trade at prices reflecting the eventual litigation recovery or the eventual value per LTW. See "Risk Factors" beginning on page 4.

How will we determine the adjusted litigation recovery?

   The adjusted litigation recovery is equal to 85% of the amount obtained from the following equation:

 .  amount of damages recovered in our litigation,

 . minus our expenses in pursuing the litigation, obtaining payments and issuing the LTWs, and

 .  minus the tax expense allocated to the recovery.

   See "Description of the LTWs--Determination of the Adjusted Litigation Recovery" beginning on page 15.

                                  RISK FACTORS

   LTW holders should carefully consider the following risk factors, as well as all the other information set forth in this document regarding us, our common stock and the issuance of the LTWs.

If we cannot establish the government's liability, the LTWs will be worthless

   We may not prevail in establishing the government's liability in our pending litigation. Even if the Court of Federal Claims enters judgment in our favor, that judgment could be overturned on appeal by the United States Court of Appeals for the Federal Circuit or the United States Supreme Court. There have been decisions in other cases with contractual fact patterns similar to that of a 1996 Supreme Court decision, known as the Winstar case, in which the court ruled that the government was liable for breach of contract. See "The Litigation--Damages Decisions in Other Winstar-related Cases" beginning on page
12. While we believe that the contractual documentation and language relating to our suit present similarities to the contractual fact patterns presented in the Winstar case and in these other Winstar-related cases, we may not succeed in our breach of contract claim.

The number of shares of our common stock that you may purchase when you exercise your LTWs will depend on the amount of damages, if any, that we recover from the government

   Our litigation and other Winstar-related cases present issues as to the amount and type of damages, if any, that the plaintiffs may be entitled to receive. If we do not recover any damages from the government, then the LTWs will be worthless. If we recover a small amount of damages, then you may be able to exercise the LTWs for only a small number of shares, if any.

   The government has argued in earlier cases that the plaintiffs' damages were too speculative to permit a recovery of those damages. Although the government has been found liable in some other Winstar-related cases, the damages, as awarded by the trial courts, have ranged from $909 million to zero. Those earlier damage awards have been appealed. In addition, we have claimed a type of damages known as expectancy damages as part of our requested relief. Although in other cases the Claims Court has held that, under proper facts, expectancy damages may be appropriate, the Claims Court has yet to award expectancy damages in any case. For a discussion of our damage claims, see "The Litigation--Our Case" beginning on page 11. As a result, even if we prevail in establishing the liability of the government, we cannot predict whether or when we will recover any damages, or how much those damages may be if we do receive any.

The number of shares of our common stock that you can purchase upon exercise of your LTWs will be lowered by our litigation expenses and costs of this issuance, as well as the tax expense allocated to the damages recovery

   We expect to incur a variety of expenses in connection with our litigation, including the fees and expenses of counsel, witnesses, experts and consultants, and in issuing the LTWs, including legal, financial advisory and accounting fees, printing and registration costs and the fees and expenses of the warrant agent. If our litigation is protracted, our expenses may increase significantly. We currently expect our expenses to be about $26 million. We cannot know whether the recovery of damages, if any, will be sufficient to cover these expenses. In calculating the adjusted litigation recovery, we will subtract these expenses from any damages recovered. Furthermore, we will also subtract the tax expense allocated to the damages recovered. In determining such amount, we will use a tax rate that is based on the combined highest federal, New York State and New York City income tax rates applicable to financial institutions in the year or years in which the amount of damages is fixed or determinable. The amount of such rate for 2000 is 46.2%, but is subject to change. As a result, the higher our expenses and such taxes turn out to be, the fewer shares of our common stock you will be entitled to purchase when you exercise your LTWs.

We cannot be certain whether or when you will be able to exercise your LTWs to purchase our common stock

   We cannot predict how or when our litigation will be resolved finally and all appeals exhausted or when, if ever, we will receive damages.

The distribution of the LTWs may be taxable

   We believe the distribution of the LTWs is tax-free to you and intend to treat the distribution in such a manner. Because of the absence of any statutory, judicial or administrative authority that directly discusses how the distribution of LTWs should be treated for United States federal income tax purposes, the IRS could attempt to characterize the distribution of the LTWs as taxable to you. If the distribution of the LTWs is deemed to be taxable by the IRS, you could be required to pay taxes on your receipt of the LTWs. For a discussion of the possible tax consequences of the distribution to you, see "Tax Consequences" beginning on page 20.

Regulatory restrictions on Dime Savings' ability to pay dividends or make capital distributions may prevent it from distributing the damage award to Dime Bancorp

   Any damages we recover in our litigation will be paid by the government to Dime Savings (the actual plaintiff in our case). As a federal savings association, Dime Savings is subject to restrictions on dividends pursuant to regulations of the OTS, its primary regulator, and may not make any capital distributions to its parent company, Dime Bancorp, that would cause Dime Savings to become "undercapitalized." See "Description of Our Capital Stock-- Common Stock--Limitations on Dime Savings' Ability to Make Capital Distributions" beginning on page 22. The value of the LTWs and our common stock may be affected if Dime Savings is unable to distribute the damage award to Dime Bancorp, in the unlikely event that such distribution should be necessary or be deemed necessary by us for any reason.

LTW holders have very limited rights

   As an LTW holder, you have very limited rights to enforce, institute or maintain any suit, action or proceeding against us relating to our litigation. You have no voting rights, no liquidation preferences and no rights to dividends or distributions other than the right to exercise your LTWs to purchase shares of our common stock, based on the valuation formula, after the occurrence of the trigger.

We control the litigation

   We currently intend to continue pursuing our litigation and to seek a cash recovery in the amount claimed, but because we will retain control of this litigation, there can be no assurance that we will not make a different determination in the future.

There is no established trading market for the LTWs, and the price of the LTWs may be volatile

   There is no current market for the LTWs, and we do not know whether an active market for the LTWs will develop or be sustained. If such a market develops, there can be no assurance as to the price at which the LTWs would trade at any time and such price could be subject to rapid and substantial change.

   The price of the LTWs may depend on a number of factors, including, without limitation:

  . the nature of court decisions in our litigation and the other Winstar-related cases that may go to trial prior to the completion of our litigation,

  . speculation about the outcome of our litigation and the other Winstar-related cases, and

  .  settlement of any other Winstar-related cases.

   Consequently, there could be wide fluctuations in the price of the LTWs over short periods of time. In addition, the price of the LTWs will not necessarily relate to the eventual value of the adjusted litigation recovery.

An investment in the LTWs involves different risks and considerations from an investment in the common stock of a savings and loan holding company such as Dime Bancorp

   If a market develops for the LTWs, the nature of an investment in the LTWs will differ from the nature of an investment in a savings and loan holding company such as Dime Bancorp. You may therefore determine that investment in the LTWs does not suit your investment policies or, if you are a corporate or institutional stockholder, that such investment may be restricted by your charter. Such determinations by significant stockholders, or by a large number of our stockholders, may result in rapid divestment of the LTWs causing temporary selling pressure that would adversely affect the price of the LTWs.

There may only be limited information available regarding litigation developments

   We file annual reports on Form 10-K and quarterly reports on Form 10-Q with the SEC and the NYSE, which may include an overview of the status of our litigation. We will continue to do so, and we will also file reports on Form 8-K upon the occurrence of a material judicial decision in, or in the event of any agreement to settle, our litigation. Our ability to disclose details of our litigation may be limited, however, by the inherent nature and rules of judicial proceedings, including, among other things, proceedings and filings that are sealed by the court, matters involving attorney-client privilege and proceedings that are conducted on a confidential basis by agreement between us and the government, such as settlement negotiations.

                           FORWARD-LOOKING STATEMENTS

   This document contains a number of forward-looking statements regarding our litigation, financial condition, results of operations and business. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. These statements may also include references to periods following the completion of the distribution of the LTWs or other transactions described in this document. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "may," "will," and "potential" and similar expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following possibilities:

  . the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control,

  . there may be increases in competitive pressure among financial institutions or from non-financial institutions,

  . changes in the interest rate environment may reduce interest margins or may adversely affect mortgage banking operations,

  . changes in deposit flows, loan demand or real estate values may adversely affect our business,

  . changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently,

  . general economic conditions, either nationally or in some or all of the states in which we do business, or conditions in securities markets, the banking industry or the mortgage banking industry, may be less favorable than we currently anticipate,

  .  legislation or regulatory changes may adversely affect our business,

  . technological changes may be more difficult or expensive than we anticipate,

  . success or consummation of new business initiatives may be more difficult or expensive than we anticipate,

  . the valuations of our common stock and the LTWs may be more or less than we expect, and

  . the outcome of our litigation may be delayed and may be more or less favorable than we expect, and our recovery of damages, if any, may be more or less than we claimed or anticipated.

   All subsequent written and oral forward-looking statements concerning matters addressed in this document and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                         INFORMATION ABOUT DIME BANCORP

   Dime Bancorp is a Delaware corporation and a savings and loan holding company. Dime Bancorp is the parent of Dime Savings, a federally chartered savings bank currently servicing consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Through Dime Savings and its subsidiaries, including North American Mortgage Company, we provide consumer loans, insurance products and mortgage banking services throughout the United States. At December 31, 1999, Dime Bancorp had consolidated assets of $23.9 billion, consolidated deposits of $14.3 billion and consolidated stockholders' equity of $1.5 billion. At September 30, 2000, Dime Bancorp had consolidated assets of $25.2 billion, consolidated deposits of $13.9 billion and consolidated stockholders' equity of $1.8 billion.

   Our headquarters are located at 589 Fifth Avenue, New York, New York 10017. Our telephone number is (212) 326-6170.

                              RECENT DEVELOPMENTS

   Stock Repurchase Program. On August 1, 2000, we commenced a "Dutch Auction" tender offer to purchase approximately 13.6 million shares of our outstanding common stock. On October 6, 2000, we announced the termination of the tender offer and the replacement of the tender offer with a stock repurchase program to purchase approximately 13.6 million shares in the open market or in privately negotiated transactions. This stock repurchase program is described in the press release included with our Form 8-K/A filed on October 12, 2000.

   As we describe in "Description of Our Capital Stock--Investment by Warburg" beginning on page 23, we have sold preferred stock and warrants to Warburg. If our stock repurchase program is fully completed, the preferred stock issued to Warburg should be offset by the stock repurchased in this program. Accordingly, and assuming no other changes, if you continue to hold your stock, your percentage ownership interest in us after the completion of the stock repurchase program should be about the same as what your percentage ownership interest was, or would have been, before Warburg's investment. No time limit has been set for the completion of the stock repurchase program. Of course, we may issue additional shares of our common stock and other securities at any time, and these issuances will reduce your percentage ownership interest. We also may purchase more of our stock in the future, which would have the effect of increasing the percentage ownership interest in us represented by shares you continue to hold.

   Based on the current market price of our common stock, our advisors estimate that the Warburg transaction, combined with our stock repurchase, will be slightly dilutive to our earnings per share for periods beginning after we complete our stock repurchase program, depending on the prices at which we purchase our stock and assuming we are able to purchase all of the shares that we plan to purchase. For periods before we purchase all of the shares we are seeking in our stock repurchase program, we expect that there will be a temporary reduction in our earnings per share because we have a greater number of shares outstanding as a result of the Warburg investment.

   If we are able to purchase all of the shares we are seeking and if all of the shares of preferred stock Warburg has purchased are converted into our common stock, Warburg will own about 12.45% of our outstanding common stock. If Warburg also completely exercises its warrants, its holdings will represent about 22.14% of our outstanding common stock. These percentages will decrease if we do not purchase the full amount of shares we are seeking under our stock repurchase program.

                                USE OF PROCEEDS

   We will use the net proceeds that we receive upon the exercise of the LTWs for general corporate purposes.

                    MARKET FOR OUR COMMON STOCK AND THE LTWS

   Our common stock is listed on the NYSE under the trading symbol "DME." The LTWs have been approved for listing on the Nasdaq National Market under the trading symbol "DIMEZ."

                            DISTRIBUTION OF THE LTWS

   Beginning on December 29, 2000, we will distribute one LTW for each share of our common stock outstanding on December 22, 2000, the distribution record date, to all of our stockholders of record on that date, except Warburg. As part of our overall compensation program, we have previously granted options to purchase our common stock to our employees and directors. We will reserve for issuance one LTW for each share of our common stock underlying these stock options that remained outstanding on the distribution record date.

   If these stock options are exercised prior to the trigger, the option holder will receive the number of shares of our common stock underlying the option being exercised plus the number of LTWs that would have been received had the option been exercised immediately before the distribution record date. If these stock options are exercised on or after the trigger, the option holder will receive the number of shares of our common stock underlying the option being exercised plus the number of additional shares of our common stock (and cash instead of any fractional shares) equal to the number of shares of our common stock that the option holder would have received had the holder (i) exercised the option immediately before the trigger and received a corresponding number of LTWs and (ii) exercised the LTWs for shares of our common stock immediately after the trigger. In the case of a stock option exercise on or after the trigger, the exercise price of the option will be increased by the exercise price of the LTWs deemed received, and exercised, with respect to that option.

   Based on the number of shares of our common stock and stock options outstanding on December 22, 2000, the distribution record date, the number of LTWs that will be issued and reserved for issuance is 112,975,607. We will issue 103,933,073 LTWs to our common stockholders and reserve 9,042,534 LTWs for issuance to holders of our stock options.

                                 THE LITIGATION

   Our litigation against the United States government involves complex factual and legal issues over which the parties disagree. The following summary is not a full description of those issues and addresses only developments through the date of this document. The record of proceedings before the Claims Court consists of hundreds of pages of procedural filings, which may be examined at the Office of the Clerk of the Court located at 717 Madison Place, N.W. in Washington, D.C. In addition, thousands of pages of depositions have been taken and thousands more documents have been made available through discovery by us, the government, and third parties.

Introduction

   On January 13, 1995, Anchor Savings Bank FSB filed a case in the United States Court of Federal Claims captioned Anchor Savings Bank FSB v. United States, No. 95-39C, alleging breach of contract and taking of property without compensation by the government in contravention of the Fifth Amendment to the United States Constitution. Dime Savings assumed Anchor Savings' case upon the consummation of the merger of Anchor Savings and its holding company, Anchor Bancorp, Inc., with Dime Savings and Dime Bancorp, respectively. Anchor Savings' claims arose from contracts with the government related to Anchor Savings' acquisition between 1982 and 1985 of eight failing federally insured savings and loan institutions. Four institutions were acquired with some direct financial assistance from the Federal Savings and Loan Insurance Corporation, a government agency that provided deposit insurance to savings and loans, and four were acquired without direct financial assistance. All of the acquisitions were considered supervisory cases by the FSLIC, which means that they were arranged by the FSLIC. In acquiring the institutions, Anchor Savings assumed liabilities determined to exceed the assets it acquired by over $650 million in the aggregate at the dates of the respective acquisitions. The difference between the fair values of the assets acquired and the liabilities assumed in the transactions were recorded on Anchor Savings' books as an asset called goodwill.

   At the time of these acquisitions, the FSLIC had agreed that Anchor Savings could include in its regulatory capital this goodwill, amortizable over a number of years, as well as certain FSLIC contributions and certain capital instruments. Without those agreements, Anchor Savings would not have made the acquisitions.

   When the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 was enacted, Anchor still had over $500 million of regulatory capital from supervisory acquisitions on its books, including the supervisory goodwill and other capital enhancements described above. Also, Anchor Savings had more than 20 years to amortize the remaining supervisory goodwill under its agreements with the FSLIC. FIRREA required the remaining supervisory goodwill to be eliminated immediately for purposes of calculating tangible capital and to be phased out through December 31, 1994 for other regulatory capital purposes. In addition, until the formation of Anchor Bancorp as the holding company for Anchor Savings in 1991, FIRREA-mandated capital requirements impacted the $157 million associated with preferred stock that Anchor Savings issued to the FSLIC as a result of one of the acquisitions. The elimination of the supervisory goodwill and other components of regulatory capital damaged Anchor Savings by creating severe limitations on its activities and requiring the sale of valuable assets under liquidation-like circumstances.

Proceedings in the Claims Court

   Our suit is one of 115 cases brought in the Claims Court with contractual fact patterns similar to that of a 1996 decision by the United States Supreme Court, known as the Winstar case, in which the Supreme Court held that the government was liable for breach of contract. Following the Supreme Court's decision, all of the Winstar-related cases, including our case, were assigned to Judge Smith of the Claims Court. Judge Smith has issued an omnibus case management order that controls the proceedings in all of these cases.

   Under the omnibus order, we moved for partial summary judgment as to the existence of contracts between Anchor Savings and the government and the inconsistency of the government's actions with respect to those contracts. The government has disputed the existence of these contracts and cross-moved for summary judgment. The government also submitted a filing acknowledging that it is not aware of any affirmative defenses it has against us. Initial briefing on these motions was completed on August 1, 1997.

   In August 1997, the Claims Court held a hearing on summary judgment motions in four other Winstar-related cases. As part of those cases, the Claims Court issued an order on December 22, 1997, ruling in favor of the plaintiffs on eleven "common" issues. The Claims Court's order directed the government to submit a "show cause" filing by February 20, 1998 asserting why judgment for each of the plaintiffs in all of the Winstar-related cases, including us, should not be entered on each of the common issues with respect to each pending summary judgment motion. The government filed a response to the "show cause" order but asserted that it might need further discovery as to certain issues. At a status conference on March 11, 1998, the Claims Court directed each of the plaintiffs with a pending summary judgment motion to submit a proposed form of order for entry of judgment as to liability on the contract issues and an accompanying brief by March 31, 1998 and directed the government to respond by April 30, 1998 with a filing asserting any basis for not entering the order proposed by the plaintiff. On March 31, 1998, we submitted a proposed order imposing liability on the government as to each of our claims. On April 30, 1998, the government served its opposition to the entry of the order. Final submissions were made by us on May 15, 1998 and by the government on May 22, 1998.

   In September 1999, the government filed supplemental papers in support of its pending summary judgment motion, at which time the government again requested entry of summary judgment on liability in its favor. We responded to such filings in early November 1999. No date has been set for argument on either our summary judgment motion or the government's motion.

   In April 1998, thirty of the plaintiffs that elected to proceed with their cases against the government were allowed to commence full discovery. We are among these thirty plaintiffs, and we conducted discovery between April 1, 1998 and July 31, 1999. On October 29, 1999, we filed our experts' reports relating to our damage claims with the government. On March 16, 2000, the government filed the reports of its experts.

   The Claims Court has entered summary judgment on liability, and proceeded to trials on damages, in a number of Winstar-related cases where the plaintiffs waived pre-trial discovery. On December 15, 2000, our case was assigned to Judge James Turner of the Claims Court for rulings on liability and consideration of damages issues.

   After entry of judgment, either party may appeal a portion or all of the decision to the United States Court of Appeals for the Federal Circuit. Following the decision of the Federal Circuit, the unsuccessful party may petition for a rehearing en banc by the entire Federal Circuit. Assuming such a request for rehearing is denied, any proceedings in the Federal Circuit would be expected to take approximately one year. Appeal from the final decision of the Federal Circuit could be made to the Supreme Court, although the Supreme Court could decide not to hear the case. As a result, we cannot predict the amount or the timing of receipt of a damage award, if any is received. As of December 20, 2000, neither the Federal Circuit nor the Claims Court has issued any further opinions on liability or damages or set trial dates in any of these cases.

Damages Theories Set Forth in Our Expert Reports

   Assuming we receive a ruling on liability in our favor, we expect to present evidence on three alternative damage theories at trial to determine the amount of our damages.

   "Expectancy damages" are intended to place the injured party in as good a position as it would have been in had the contract been performed. Such damages may include the loss of any monetary benefits that the injured party would have received in the absence of the breach plus any other losses caused by the breach of the contract, less any costs or losses avoided by the injured party as a direct result of the breach.

   "Restitution" is intended to restore to the injured party any benefits conferred on the breaching party. The injured party's restitution interest is ordinarily measured by the reasonable value of the benefits conferred by its performance of the contract on the breaching party, less any benefits received by the injured party through the breaching party's partial performance up to the date of the breach.

   "Reliance damages" are intended to restore the injured party to the position it would have been in if the contract had not been made. Reliance damages are generally measured by the injured party's investment less the net benefit realized from the cost of performance of the contract, plus additional expenses incurred as a result of the breach. Damages are usually limited to those that are a foreseeable result of the breach and require proof of the fact of damage with reasonable certainty.

   We have the burden of proving the amount of our expectancy damages, or the value or cost of our performance as a basis for restitution or reliance damages, by a preponderance of the evidence.

   Since neither the contracts between Anchor Savings and the government nor any statute provides for payment of prejudgment interest, prejudgment interest is not recoverable, either for the period from the date of the breach through the date of entry of judgment by the Claims Court or upon a judgment of the Claims Court pending appeal. If the Federal Circuit affirms a judgment by the Claims Court, we could receive interest at a statutorily specified rate on the judgment from the time of the Federal Circuit decision through any subsequent appeals to the date of payment.

Our Case

   Following the adoption of FIRREA in 1989 and the resulting reductions of Anchor Savings' regulatory capital due to the elimination of the contractual supervisory goodwill, FSLIC contribution, and preferred stock from its supervisory acquisitions, Anchor Savings was transformed from an institution that substantially exceeded its regulatory capital requirements to one that was significantly undercapitalized. Because Anchor Savings was unable to obtain any material infusion of external capital, it had no choice but to restructure and divest itself of significant valuable assets. While these strategies were required to remedy the noncompliance with regulatory capital requirements caused by FIRREA and avoid closure of Anchor Savings, they also had the effect of significantly reducing Anchor Savings' long-term earnings.

   Under our expectancy damages claim, we claim that the government's breach:

   . forced the sale of Anchor Savings' mortgage conduit subsidiary, Residential Funding Corporation, and the curtailment of Anchor Savings' remaining mortgage banking business,

   . forced the sale of large portions of Anchor Savings' branch franchise, and

   . required Anchor Savings to incur additional "wounded bank" damages or costs.

   We have claimed expectancy damages totaling approximately $980 million. Under our restitution claim, we allege that the government received net benefits from its contracts with Anchor Savings totaling approximately $740 million. Under the reliance measure of damages, we expect to present evidence supporting our claim totaling approximately $512 million.

The Government's Case

   The government contends that we were not damaged by the government's breach because FIRREA did not cause Anchor Savings to shrink or otherwise sell assets. The government contends that the lost profits we are claiming are speculative and therefore not allowable. The government also contends that FIRREA did not constrain Anchor Savings' ability to leverage capital or alternatively that the ability to leverage capital had no value.

   The government has argued that the breach benefitted Anchor Savings in prompting it to exit from high risk lending activities in which it was engaged prior to the breach. The government further contends that the breach forced Anchor Savings to address core business problems.

   The government has also argued that the principal assumptions underlying our claim for past and future lost profits, which are that Anchor Savings would not have sold Residential Funding or portions of its branch franchise absent the government's breach, are invalid because, among other things:

  . retention of Residential Funding implied a degree of interest rate risk that would have been unacceptable to Anchor Savings' management, board of directors and regulators,

  . Anchor Savings would not have been able to provide Residential Funding with sufficient low interest funds to ensure the successful operation of Residential Funding's business,

  . Anchor Savings lacked a business and cultural fit with Residential Funding, and

  . the poor strategic fit of the sold branches warranted the sales even absent the breach.

   The government has further argued that Anchor Savings could have avoided the sale of Residential Funding, for example, by forming a holding company or altering the mix of loans Residential Funding purchased. Alternatively, the government has argued that Anchor Savings would have had to sell Residential Funding due to non-breaching provisions of FIRREA and that the sales of Residential Funding and the Anchor Savings branches were at fair market value, thus precluding any damage claim.

   In addition, the government has argued that we are not entitled to damages based on our restitution and reliance claims because the benefits Anchor Savings derived exceeded any cost that Anchor Savings incurred. The government further asserts that the elements of our reliance damages are the same as those for restitution and therefore not independently recoverable.

Damages Decisions in Other Winstar-related Cases

   Various judges in the Claims Court have thus far rendered seven decisions on damages in Winstar-related cases. The first damages opinion was issued on April 9, 1999, in Glendale Federal Bank, FSB v. United States, Docket No. 90-772C. Glendale claimed expectancy damages totaling $1.6 billion for lost profits through the end of the contract's goodwill amortization period, increased cost of funds, increased deposit insurance premiums, and OTS assessments and other breach-related costs. Glendale claimed that it lost profits when the government's breach of their contract prevented Glendale from fully leveraging its pre-breach regulatory capital for growth and profit. Glendale sought reliance damages of approximately $863 million for its pre-breach and post-breach costs incurred in reliance that the government would perform. For restitution damages, Glendale requested $2 billion for the benefits conferred on the government by Glendale's performance, such as relieving FSLIC's obligation to pay a failing thrift's excess liabilities, the investment earnings on the insurance funds that FSLIC did not have to pay to the failing thrift's depositors and creditors, and other payments made by Glendale. The judge in Glendale concluded that Glendale had not proved its expectancy damages, but awarded the plaintiff $909 million in restitution damages.

   On April 16, 1999, the Claims Court issued its second damages decision. In California Federal Bank v. United States, Docket No. 92-138C, the plaintiff sought expectancy, reliance, and restitution damages based on theories similar to those presented by Glendale, ranging between $725 million and $1.6 billion. Following a pretrial hearing, the Claims Court ruled that California Federal was not able to establish expectancy damages as a matter of law and precluded California Federal from presenting expectancy damages proof at trial. After a damages trial on California Federal's reliance and restitution claims, the Claims Court ordered the government to pay California Federal restitution of approximately $23 million under a theory of reimbursing California Federal for the transaction costs necessary to raise new capital to replace the goodwill eliminated by the government's breach of contract, which is called the cost of replacement capital theory.

   The Claims Court's third damages decision was issued on September 30, 1999, in LaSalle Talman Bank, FSB v. United States, Docket No. 92-652C. In LaSalle Talman, the plaintiff sought expectancy damages of $858.8 million relating primarily to additional earnings from a merger that it claimed would have occurred but for the government's breach of their contract. LaSalle Talman also claimed approximately $1.2 billion in damages for the costs of acquiring replacement capital. Under its restitution theory of damages, LaSalle Talman claimed $295.1 million for its assumption of net liabilities in four supervisory mergers, less the benefits it received. The Claims Court awarded LaSalle Talman approximately $5 million in damages for miscellaneous expenses.

   The Claims Court's fourth damages decision was issued on March 3, 2000, in Landmark Land Company, Inc. v. United States, Docket No. 95-502C. Landmark presented claims for the restitution of property and cash contributions it made in its supervisory acquisition of a failing thrift, the lost profits or "use value" relating to those contributions while in the government's control, and non-overlapping reliance damages for additional contributions made to the failing thrift. The Claims Court ordered the government to pay approximately $21 million under either a restitution or reliance theory of damages for Landmark's initial contribution. The Federal Deposit Insurance Corporation also appeared as a plaintiff in Landmark, as receiver for the failed thrift. The FDIC presented claims for $641.9 million in restitution damages for the net value of assets contributed to a failing thrift and expectancy damages of $32.3 million for the value of supervisory goodwill eliminated by the government's breach of their contract. The Claims Court ordered the government to pay the FDIC approximately $18 million as restitution damages for the benefit conferred on the government by its contribution to the failing thrift.

   The Claims Court's fifth damages decision was issued on July 6, 2000, in Bluebonnet Savings Bank, FSB v. United States, Docket No. 95-532C. Bluebonnet presented an expectancy damages claim totaling $175.9 million based on the increased costs of financing its supervisory acquisition following the government's breach of their contract. The Claims Court held that Bluebonnet was unable to prove its damages with reasonable certainty and declined to award any damages.

   The Claims Court's sixth damages decision was issued on July 21, 2000, in Glass v. United States, Docket No. 92-428C. Shareholder plaintiffs in Glass presented a claim for reliance damages seeking $5.8 million for the return of the claimed market value of their investment and an additional $72,000 for the transaction costs associated with the investment. Shareholder plaintiffs additionally claimed restitution damages of $8.4 million for the benefit conferred on the government by the contract. The Claims Court ordered the government to pay shareholder plaintiffs $4.0 million for the fair market value of their investment and the direct costs. The FDIC also appeared as a plaintiff in Glass, as receiver for the failed thrift, and presented a claim of $2.1 million to $2.5 million in expectancy damages as measured by the replacement value of goodwill that was destroyed by the passage of FIRREA. The Claims Court ordered the government to pay the FDIC $2.1 million in damages, which was the cash value of the goodwill remaining at the time of the government's breach of their contract.

   The Claims Court issued its seventh damages decision on November 9, 2000, in Castle v. United States, Docket No. 90-1291C. The plaintiffs asserted a claim for expectancy damages between $36.3 million and $73.9 million based on an assumption that the bank would have continued to pursue the basic lines of business set out in its business plan if the government had not breached its contract with the bank. The plaintiffs also sought restitution damages under a number of different formulas. The Claims Court held that the plaintiffs were unable to prove their expectancy damages with reasonable certainty. The Claims Court did, however, award restitution in the amount of $15.1 million, representing the amount of the plaintiffs' initial contribution to the thrift.

   The Claims Court did not enter judgment for expectancy damages in any case, although the Claims Court has consistently held that expectancy damages may be appropriate. The determinations of damages by the Claims Court in the Glendale, California Federal, LaSalle Talman, Landmark, Bluebonnet and Glass cases have been appealed. On July 7, 2000, a three-judge panel of the Federal Circuit heard arguments in the first two of these appeals, in the Glendale and California Federal cases.

   During the summer of 1998, there were settlements in a total of four of the Winstar-related cases in which the government agreed to make payments to the plaintiffs. In addition, there also was a settlement in a small case in September 1999. We believe that the circumstances of the five settled cases were materially different from our case, and we do not believe that these settlements will affect the final outcome of our case. We are unaware of any other pending settlements.

   We continue to believe that our claim is meritorious, that it is one of the more significant cases before the Claims Court and that we are entitled to non-overlapping damages under any of the theories asserted, which are estimated to exceed the goodwill remaining on Anchor Savings' books at the time FIRREA was enacted. However, we are unable to predict the ultimate outcome of our case and can give no assurance of whether we will receive a damage award, or as to the amount or timing if any award is ultimately received.

                            DESCRIPTION OF THE LTWS

   The following summary of certain provisions of a warrant agreement we have entered into with EquiServe Trust Company, N.A. and EquiServe Limited Partnership, collectively as warrant agent, and the form of certificate representing the LTWs does not purport to be complete and is qualified in its entirety by reference to the warrant agreement and the form of certificate, which have been filed with the SEC as exhibits to this document, including the definitions in those documents of various terms.

Determination of the Number of Shares of Our Common Stock Issuable Upon Exercise of an LTW

   The LTWs will entitle LTW holders to purchase shares of our common stock with an adjusted stock price equal to any adjusted litigation recovery. We explain these terms below.

   Upon the occurrence of the trigger, LTW holders will be entitled to purchase shares of our common stock according to the following formula:


  One LTW   =    adjusted litigation recovery    x                1
                 ----------------------------         -------------------------
                     adjusted stock price             number of LTWs issued and
                                                        reserved for issuance


   For example, if the adjusted stock price of our common stock on the occurrence of the trigger is $20.00, the number of LTWs issued and reserved for issuance was 110,000,000 and the adjusted litigation recovery is $250 million, the number of shares of our common stock issuable upon exercise of each LTW would be 0.1136:


  One LTW       =      $250,000,000      x           1            =      0.1136 shares
                       ------------             ------------
                          $20.00                110,000,000


   If you own 100 LTWs, you would multiply the number of shares of our common stock issuable upon exercise of an LTW (0.1136) by the number of LTWs you own
(100), which totals 11.36 shares (0.1136 x 100 = 11.36). As a result, upon the occurrence of the trigger, you could purchase 11 shares of our common stock, paying an exercise price equal to $0.01 per whole share of common stock you would receive on exercise of your LTWs (11), which totals $0.11 (11 X $0.01 = $0.11), and receive cash instead of the fractional share. The amount of cash you would receive instead of a fractional share is calculated by multiplying the fractional share (0.36) by the sum of the adjusted stock price ($20.00) and $0.01 (the exercise price for each whole share of common stock), which totals $7.20 (0.36 x ($20.00 + $0.01) = $7.20). So, if you owned 100 LTWs, upon their exercise you would pay us $0.11 and receive 11 shares of our common stock and $7.20 in cash.

   To determine the total net value of the LTWs upon exercise, you would multiply the number of shares you receive (11) by the sum of the adjusted stock price ($20.00) and the $0.01 exercise price per whole common share, add the amount of cash you receive ($7.20), and subtract the total exercise price ($0.11), which totals $227.20 (11 x ($20.00 + $0.01) + $7.20 - $0.11 =
$227.20). As a result, the total net value of 100 LTWs would be $227.20, or $2.272 per LTW. You should keep in mind that the LTWs may not trade at prices reflecting the eventual amount we recover in our litigation or the eventual value per LTW. See "Risk Factors" beginning on page 4.

   However, if the adjusted litigation recovery was zero, you would not be entitled to purchase any shares of our common stock and the LTWs would expire worthless.

Determination of the Adjusted Litigation Recovery

   To determine the adjusted litigation recovery, we will apply the following formula:


  adjusted                      (amount           litigation &
  litigation  =     85%    x    recovered   -         LTW        -     taxes)
  recovery                                          expenses


where:

  . "amount recovered" equals the total amount of any cash payment and the fair market value of any property we actually receive as damages pursuant to a final, nonappealable judgment in or final settlement of our litigation, including any post-judgment interest we actually receive on any payment,

  .   "litigation and LTW expenses" equal the total expenses we incur, both before and after the date of this document, in pursuing our litigation and obtaining all damages payments, plus our total expenses incurred in connection with the creation, issuance and trading of the LTWs, including, legal, financial advisory and accounting fees, printing and registration costs and the fees and expenses of the warrant agent, and

  . "taxes" equal, irrespective of the actual amount of taxes imposed with respect to the damages recovery, the product of (i) the amount of damages recovered less the expenses in the litigation and LTW issuance described in the preceding clauses and (ii) the combined highest federal, New York State and New York City income tax rates applicable to financial institutions in the year (or years) in which the amount of the damages (in whole or in part) is fixed or determinable (after taking into account the effect of the deductibility of such taxes for federal and state income tax purposes); for 2000, such rate is 46.2%.

   For example, if we recover $572.6 million in damages in our litigation, the expenses in the litigation and LTWs are $26 million, and taxes are $252.5 million, then the adjusted litigation recovery would equal approximately $250 million.


  adjusted
  litigation =   85%  x  ($572,600,000   - $26,000,000   - $252,529,200)   = $249,960,180
  recovery


   Our determination of the amounts to be deducted from the amount of damages recovered and the amount of the adjusted litigation recovery will be final, conclusive and binding on the LTW holders.

Determination of the Adjusted Stock Price

   When we receive a recovery of damages, we will determine the adjusted stock price of a share of our common stock on the 30th calendar day before the date on which we receive the total amount of the recovery. For purposes of calculating the adjusted stock price, the 30th calendar day before the total amount of recovery has been received is the "determination date." If the 30th calendar day before the total amount of recovery has been received is a day on which the NYSE is closed for business, then the determination date will be the next succeeding day on which the NYSE is open for business.

   The "adjusted stock price" of a share of our common stock on this determination date will equal

  . the average of the daily closing prices of our common stock for the thirty consecutive trading days ending on and including the determination date

  .  minus $0.01, the exercise price per whole share of our common stock.

   Closing Price. The term "closing price" on any trading day means the closing sale price for our common stock on such day, or in case no such sale takes place on such day, the average of the reported closing bid and asked prices for our common stock in each case on the NYSE Composite Tape (or any successor composite tape reporting transactions on national securities exchanges), or, if our common stock is not listed on the NYSE, on the principal national securities exchange on which our common stock is listed or admitted to trading (the national securities exchange on which the greatest number of shares of our common stock has been traded during the five consecutive trading days ending on and including the determination date), or, if not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices of our common stock on the over-the-counter market on the day in question as reported by NASDAQ, or a similar generally accepted reporting service, or if not so available as determined in good faith by your board of directors, on the basis of such relevant factors as it in good faith considers appropriate.

   Trading Day. The term "trading day" means a day on which the NYSE or NASDAQ (or any of their successors) is open for the transaction of business.

   Exercise Price. The exercise price you will need to pay is equal to the product of the par value of the stock, if any, into which your LTWs are exercisable multiplied by the number of shares of such stock into which one LTW is exercisable. In the case of your surrender of LTWs in exchange for our common stock, you will be required to pay an amount equal to $0.01 multiplied by the number of whole shares of our common stock that you will receive when you exercise the LTWs. For a discussion of adjustments to the exercise price in case of certain reclassifications, redesignations, reorganizations or combinations, see "Description of the LTWs--Adjustments" beginning on page 17. In any case, the total exercise price of the LTWs you exercise will be rounded down to the nearest whole cent. The amount of cash you pay is included in the determination of the number of shares of our common stock and cash, instead of any fractional shares, that you will receive upon exercise of your LTWs.

Exercise of the LTWs

   Trigger. Subject to the procedures we have established and described in this document, you will be entitled to exercise your LTWs only after all of the following events have occurred:

  .  we receive the total amount of the damages recovery in our litigation,

  .  we calculate the full amount of the adjusted litigation recovery, and

  . we receive all regulatory approvals necessary to issue the shares of our common stock.

   The occurrence of all three of these events constitutes the "trigger." If the damages recovery is payable by the government in installments, the trigger will not occur until we receive the last installment of the recovery in its entirety.

   You will not be entitled to any interest or additional shares of our common stock for the period of time between the date on which we receive any recovery of damages and the date on which the LTWs become exercisable or are exercised.

   Notice of Trigger. If the trigger occurs, we will publicly announce, not more than 15 calendar days after its occurrence, by means of a press release and by written notice mailed to each record holder of the LTWs:

  .  that the trigger has occurred,

  . the total number of shares of our common stock for which all the LTWs are exercisable,

  . the number of shares of our common stock for which one LTW is exercisable,

  .  the exercise price per LTW,

  .  the procedure for exercising the LTWs, and

  .  the date on which the LTWs will no longer be exercisable.

   Expiration. Unless exercised, the LTWs will automatically expire on the expiration date, which is the earlier of

  . 60 calendar days after the date on which a notice that the LTWs are exercisable is first sent to LTW holders, or

  . the date on which our litigation has been resolved in a manner such that no shares of our common stock will be issuable under the terms of the LTWs.

   Procedure for Exercise. Your LTWs may be exercised before the expiration date by surrendering the LTW certificates, with the accompanying form of election to purchase properly completed and executed, together with payment of the total exercise price for all LTWs exercised. You may pay the exercise price in the form of a certified or official bank check or personal check payable to the order of Dime Bancorp, Inc. Upon your surrender of the LTW certificate, your payment of the total exercise price and the warrant agent's receipt of your election form, the warrant agent will deliver or cause to be delivered, to you or to such other person as you designate in writing, stock certificates representing the number of whole shares of our common stock issuable upon exercise or other securities or property to which you are entitled under the LTWs and warrant agreement, including, without limitation, any cash payable to adjust for fractional interests in such shares issuable upon exercise. If you exercise less than all of the LTWs evidenced by an LTW certificate, a new LTW certificate will be issued for the remaining number of LTWs, but any LTWs represented by such new LTW certificate must be exercised prior to the same expiration date for the original LTWs.

   No Fractional Shares. No fractional shares of our common stock will be issued upon exercise of your LTWs. When you exercise your LTWs, you may be entitled to a fractional share interest to the extent any portion of the LTWs you exercised does not entitle you to a whole share of our common stock. Instead of receiving a fractional share interest, you will receive an amount in cash computed to the nearest whole cent equal to:

  .  such fraction

  . multiplied by the sum of the adjusted stock price and $0.01, the exercise price for the number of LTWs exercisable into one whole share of our common stock.

   Distribution Record Date. The distribution record date is December 22, 2000, the date that your board of directors fixed for determining who is eligible to receive the LTWs.

LTW Certificates

   Beginning on December 29, 2000, we will send LTW certificates to each LTW holder as of the distribution record date. LTW certificates will be issued in global form or registered form as definitive certificates and no service charge will be made for registration of transfer or exercise upon surrender of any LTW certificate at the office of the warrant agent maintained for that purpose. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exercise of LTW certificates.

Adjustments

   The LTWs will be adjusted in case of certain reclassifications, redesignations, reorganizations or changes in our common stock or consolidations or mergers in which we are involved or the sale of all or substantially all of our assets. In such a case, each LTW will be exercisable into the right to receive the kind of shares of stock or other securities or property into or for which our common stock was converted or exchanged or which was distributed to our stockholders in such transaction or event, so that each LTW may be exercised for a number of shares of such stock or other securities or an amount of property equal to

  .  the adjusted litigation recovery

  .  divided by the number of LTWs issued and reserved for issuance

  . divided by the adjusted stock price of the shares of the capital stock or other securities or property for or into which one share of our common stock was exchanged or converted.

   For example, if we were to be acquired in a transaction where our stockholders receive securities and, upon the occurrence of the trigger, the adjusted stock price of the number of securities that one share of our common stock was converted into was $30, the number of LTWs issued and reserved for issuance was 110,000,000 and the adjusted litigation recovery was $250 million, then, upon exercise of an LTW and the payment of the total exercise price, the holder of such LTW would receive 0.076 of a share of such securities for each LTW.

   The exercise price will also be adjusted in case of certain reclassifications, redesignations, reorganizations or combinations. In such cases, the exercise price will equal

  . if LTWs are exercisable into stock only or stock and any cash or property, other than cash which is received instead of any fractional share of stock, the per share par value of such stock multiplied by the number of whole shares of such stock to be received upon exercise and,

  . if LTWs are exercisable for cash or property only, $0.01 per LTW being exercised.

   The exercise price may be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as your board of directors may determine in good faith to be equitable in the circumstances.

   The term "adjusted stock price," when used with respect to publicly traded securities other than our common stock, means:

  . the average daily closing prices of a unit of such securities for the thirty consecutive trading days ending on and including the determination date,

  . minus the per unit par value, if any, of such securities, which will be the exercise price per whole unit of such securities.

   The term "adjusted stock price," when used with respect to property other than publicly traded securities, means the fair market value of the amount of such property distributable in respect of one share of our common stock, as determined in good faith by your board of directors, on the basis of such relevant factors as it in good faith considers appropriate.

Rights of LTW Holders

   We will retain control of the litigation against the government and will retain 100% of the proceeds of any recovery of damages from our litigation. The litigation will remain an asset of Dime Savings. We have reserved the right, however, to pursue this litigation in any manner we deem appropriate. The LTW holders will not have any rights against us for any decision regarding the conduct of our litigation or the disposition of our claim for an amount less than the amount claimed in damages in the ongoing trial in the Claims Court, regardless of the effect on the value of the LTWs. Although we currently intend to continue pursuing our litigation vigorously and to seek a cash recovery in the amount claimed, there can be no assurance that we will not make a different determination in the future.

   All rights of action in respect of the LTWs will be vested in the registered LTW holders; provided, however, that no registered LTW holder will have the right to enforce, institute or maintain any suit, action or proceeding against us to enforce, or otherwise act in respect of, the LTWs, unless

  . that registered LTW holder has first given written notice to us of the substance of such dispute, and registered LTW holders of at least 25% of the issued and outstanding LTWs have given written notice to us of their support for the institution of such proceedings to resolve such dispute,

  . the LTW holder has sent written notice of the substance of such dispute and of the support for the institution of such proceeding by such holders to the warrant agent, and

  . the warrant agent has not instituted appropriate proceedings with respect to such dispute within 30 days following the date of such written notice to the warrant agent,

it being understood and intended that no one or more registered LTW holders will have the right in any manner whatsoever to affect, disturb or prejudice the rights of any other registered LTW holders, or to obtain or to seek to obtain priority or preference over any other LTW holders or to enforce any rights of the LTW holders, except in the manner described above for the equal and ratable benefit of all registered LTW holders.

   Except as described above, the LTW holders will not have the right to enforce, institute or maintain any suit, action or proceedings to enforce, or otherwise act in respect of, the LTWs.

   The LTW holders will have no voting rights, no liquidation preferences and no rights to dividends or other distributions in their capacity as an LTW holder.

Reservation of Shares of Our Common Stock

   In the warrant agreement, we have agreed that we will use our best efforts to cause to be reserved and kept available out of the authorized and unissued shares of our common stock or any shares of our common stock held in treasury a number of shares of our common stock sufficient to permit the exercise in full of all outstanding LTWs. Under the registration statement filed with the SEC, of which this document is a part, we have registered 19,471,485 shares of our common stock. We are authorized to issue 350 million shares of common stock under our certificate of incorporation, which we estimate, based on various assumptions, will be sufficient to permit the exercise in full of all LTWs expected to be outstanding. There can be no assurance, however, that this will be the case.

   If, upon the occurrence of the trigger, the number of shares of our common stock authorized but unissued plus the number of shares held in treasury is less than the number of shares necessary to permit the exercise of the LTWs in full, we will be required by the terms of the warrant agreement either to

  . repurchase from our stockholders shares of our common stock sufficient to eliminate the shortfall, to the extent permitted by applicable law and any material agreements then in effect to which we are a party, or

  . call a special meeting of our stockholders to increase the number of authorized shares of our common stock to a number sufficient to eliminate the shortfall.

   In addition, the expiration date of the LTWs will be automatically extended to 60 days after

  . the date on which the repurchase of our common stock is successfully completed, or

  . the effective date of the increase in the number of authorized shares of our common stock.

   Shares of our common stock issued upon exercise of the LTWs will, upon such issuance, be fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

   From time to time, we and the warrant agent may amend or supplement the warrant agreement. Only amendments or supplements that have an adverse effect on the interests of the LTW holders will require the written consent of the LTW holders. In most cases, that consent will be required from holders of a majority of the then outstanding LTWs. In the case of an amendment that increases the exercise price of the LTWs or decreases the number of shares of our common stock or other securities or property issuable upon exercise of the LTWs other than pursuant to adjustments provided for in the warrant agreement, the consent of each LTW holder will be required.

Reports

   So long as any of the LTWs remain outstanding, we will cause copies of our annual report to stockholders and any other documents that we deem appropriate to be filed with the warrant agent and mailed to the LTW holders at their addresses appearing in the register of LTWs maintained by the warrant agent.

The Warrant Agent

   EquiServe Trust Company, N.A. and EquiServe Limited Partnership collectively act as warrant agent for the LTWs. The warrant agent maintains books for registration and transfer of the LTWs. An affiliate of EquiServe currently serves as our transfer agent. We and our affiliates may obtain other services from the warrant agent and its affiliates in the ordinary course of our respective businesses.

   We have agreed to indemnify the warrant agent for any loss it incurs in connection with the warrant agreement, other than any loss resulting from its negligence, bad faith or willful misconduct. The warrant agent has agreed to indemnify us for any loss we incur in connection with the warrant agreement resulting from its negligence, bad faith or willful misconduct.

                                TAX CONSEQUENCES

   In the opinion of Sullivan & Cromwell, our counsel, the following summary describes the material United States federal income tax consequences relating to the distribution, receipt and ownership of an LTW. This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations issued thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only LTWs that are held as capital assets and does not address all of the tax consequences that may be relevant to holders of the LTWs in light of their particular circumstances or to certain types of holders subject to special treatment under the Internal Revenue Code, including, without limitation, certain financial institutions, dealers in securities, currencies or commodities, traders in securities who elect to apply a mark-to-market method of accounting, tax-exempt organizations, persons whose functional currency is not the U.S. dollar, persons who hold an LTW as a position in a "straddle" or as a part of a "hedging," "conversion" or "constructive sale" transaction for federal income tax purposes. In addition, the discussion below applies only to a holder of our common stock who acquires the LTWs in the initial distribution and who is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate the income of which is includible in gross income for federal income tax purposes regardless of its source or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. In this document, we refer to a stockholder that meets the preceding criteria as a "U.S. holder." This summary does not address the state, local or foreign tax consequences of the distribution, receipt and ownership of LTWs.

   Distribution of the LTWs. Although the matter is uncertain because of the absence of any direct authority, the distribution of the LTWs to a U.S. holder should be treated as a tax-free stock dividend under Section 305(a) of the Internal Revenue Code and, therefore, a U.S. holder should not be required to include any amount in income with respect to such distribution. We intend to so treat the distribution (including for reporting purposes). Except as discussed below under "Alternative Characterization," the discussion below assumes that the distribution of the LTWs will be so treated.

   If the fair market value of an LTW on the date of distribution is less than 15% of the fair market value of a share of our common stock on that date (with the fair market value for each based upon the average of the high and low trading prices for each), a U.S. holder's tax basis in an LTW will be zero unless the U.S. holder elects to allocate the holder's tax basis in our common stock between the common stock and the LTWs in proportion to their relative fair market values. This election would need to be made for all the LTWs distributed to the U.S. holder, in the form of a statement attached to the U.S. federal income tax return filed by the U.S. holder for the year in which the U.S. holder receives the LTWs. If made, this election would be irrevocable. If, on the date of distribution of the LTWs, the fair market value of an LTW is 15% or more of the fair market value of a share of our common stock, a U.S. holder will be required to allocate the holder's tax basis in Dime common stock between the LTWs and the common stock in proportion to their relative fair market values.

   A U.S. holder's holding period for an LTW will include the U.S. holder's holding period for the shares of common stock with respect to which the LTW was distributed.

   Sale or Exchange of the LTWs. Upon the sale or exchange of an LTW, a U.S. holder will recognize gain or loss in an amount equal to the difference between the amount realized upon the sale or exchange and the tax basis, if any, of the LTW. Any gain or loss from the sale or exchange will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder's holding period for the LTW (determined in the manner described above) is more than one year.

   Expiration of the LTWs. If the LTWs expire without exercise, no basis will be allocated to the LTWs and no loss will be recognized upon their expiration. In this case, a U.S. holder's basis in Dime common stock would not be reduced as a result of the distribution of the LTWs.

   Exercise of the LTWs. A U.S. holder will not recognize gain or loss upon exercise of an LTW, except that a U.S. holder will recognize short-term capital gain or loss with respect to any cash received in lieu of a fractional share of our common stock in an amount equal to the difference between the cash received and the portion of the U.S. holder's basis allocable to the fractional share of our common stock (determined in the manner described below) for which the cash is received.

   Tax Basis of Our Common Stock Acquired Upon Exercise of an LTW. The tax basis of each share of our common stock acquired by an LTW exercise will equal the sum of the exercise price for the LTW and the tax basis, if any, for the LTW. The holding period of any share of our common stock acquired in this way will begin with and include the date of the LTW exercise.

   Alternative Characterization. The IRS may assert that the distribution of the LTWs should be treated as a taxable stock dividend under Section 305(b) of the Internal Revenue Code to the extent of our current and accumulated earnings and profits because some of our stockholders and/or holders of rights with respect to our stock will not receive LTWs with respect to their stock and/or an adjustment to the exercise price of their rights with respect to their stock. We believe, however, that this fact should not cause the distribution of the LTWs to be a taxable stock dividend, because such stockholders and/or holders of rights with respect to our stock will not receive any cash dividends or other property in lieu of the LTWs and will not receive any dividends in excess of the dividends paid to our stockholders who do receive the LTWs. There is, however, no authority directly on point. If the IRS were to prevail in any such an assertion, a U.S. holder would be required to treat as ordinary dividend income the fair market value of the LTWs on the date of distribution (based upon the average of the high and low trading prices for the LTWs on such date) to the extent of the U.S. holder's ratable share of our current and accumulated earnings and profits and would have a basis in an LTW equal to its fair market value. U.S. holders are urged to consult their own tax advisors as to the possibility that the IRS would treat the distribution of the LTWs as a taxable stock dividend and as to the consequences to a U.S. holder of such treatment.

                        DESCRIPTION OF OUR CAPITAL STOCK

   In this section, we describe material features and rights of our capital stock. This summary is qualified in its entirety by reference to applicable Delaware law, Dime Bancorp's Amended and Restated Certificate of Incorporation and by-laws, and the rights agreement, as described below. See "Where You Can Find More Information" beginning on page 30.

Authorized Stock

   Dime Bancorp's certificate of incorporation authorizes the issuance of up to 350 million shares of common stock and 40 million shares of preferred stock.

   As of November 30, 2000, 105,640,587 shares of our common stock and 13,607.664 shares of our Series B Voting Preferred Stock were outstanding. In addition, 14,611,872 shares of our common stock were held in the treasury, and 27,370,162 shares of our common stock were reserved for issuance pursuant to our various stock based benefit plans and pursuant to outstanding warrants owned by Warburg.

Common Stock

   Voting. Each share of our common stock entitles the holder to one vote on each matter submitted to our stockholders for their vote. Our stockholders do not have cumulative voting rights. Our by-laws provide that, when a quorum is present at any meeting, the vote of the holders of a majority of the stock that has voting power present in person or represented by proxy will decide any question brought before the meeting, unless a different vote is required by law, our certificate of incorporation, a certificate of designation of any series of our preferred stock or our by-laws.

   Dividends. Each share of our common stock entitles the holder to dividends when, as and if declared by your board of directors, subject to any rights of any holders of our preferred stock that may be outstanding. Dime Bancorp's ability to pay dividends is limited by certain restrictions imposed on Delaware corporations. Under these restrictions, dividends may be paid only out of a surplus, as defined by the Delaware General Corporation Law or, if there is no surplus, our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

   Most of Dime Bancorp's cash flow comes from dividends and other capital distributions, if any, from Dime Savings, and such dividends and other capital distributions are subject to regulatory restrictions.

   Limitations on Dime Savings' Ability to Make Capital Distributions. Savings associations such as Dime Savings may not make capital distributions (or pay management fees to their holding companies) if, following such distribution, the savings association will be undercapitalized. In addition, OTS regulations limit a savings association's ability to pay dividends and make other capital distributions according to its level of capital and income. For this purpose, "capital distributions" include

  . distributions of cash or other property to stockholders (other than stock dividends or rights to purchase stock),

  . payments by the savings association to stockholders to repurchase, redeem, retire or otherwise acquire any of its shares, including the extension of credit to finance an affiliate's acquisition of the savings association's shares,

  . payments by the savings association to repurchase, redeem, retire or otherwise acquire debt instruments included in the savings association's total capital,

  . direct or indirect payments of cash or other property to stockholders or affiliates in connection with a corporate restructuring,

  . any other distribution charged against the savings association's capital accounts that would cause it to not be well capitalized following the distribution, or

  . any transaction that the OTS or the FDIC determines to be a distribution of capital to owners of the savings association.

   Under current OTS regulations, a savings association's ability to pay dividends and make other capital distributions requires a notice or application to the OTS in advance of payment. The OTS may disapprove the proposed capital distribution if its payment would: make the association undercapitalized, significantly undercapitalized, or critically undercapitalized; raise safety or soundness concerns; or violate a statute, regulation, agreement with the OTS (or with the FDIC), or a condition imposed in an OTS-approved application or notice.

   Assets upon Dissolution. Each share of our common stock entitles the holder to participate equally and ratably in our remaining assets after a liquidation, dissolution or winding up, subject to creditor's rights and any rights of any holders of our preferred stock that may be outstanding.

   No Preemptive or Conversion Rights. Our common stockholders do not have preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights, redemption rights or sinking fund provisions with respect to our common stock.

   Participating Preferred Stock Purchase Rights. Each issued share of our common stock includes a right to purchase one-hundredth of a share of our participating preferred stock in certain circumstances described in "Rights Agreement" below.

   Transfer Agent and Registrar. Fleet National Bank is the transfer agent and registrar for our common stock.

Preferred Stock

   Shares of our preferred stock may be issued in one or more series as determined by your board of directors. Your board of directors will determine by resolution the powers, designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions of any series of preferred stock, including the number of shares, dividend rights, redemption rights, liquidation preferences, voting rights and conversion rights.

   In connection with the Warburg investment, we issued several different securities including preferred stock and warrants to purchase preferred stock. The material terms of these securities, including the Series B junior voting preferred stock, the Series C junior nonvoting preferred stock and the Series D junior nonvoting preferred stock, are set forth below.

Investment by Warburg

   This section discusses the material terms of the Investment Agreement between us and Warburg, dated July 6, 2000, and the securities issued by us to Warburg in exchange for Warburg's $238 million investment. This information is not complete and is qualified in its entirety by reference to the Investment Agreement and its exhibits, which were filed with the SEC on a Form 8-K, dated July 11, 2000 as amended on October 12, 2000. The Investment Agreement and its exhibits are incorporated into this document by reference.

   Warburg's investment was made over two closings. The first closing occurred upon signing the Investment Agreement on July 6, 2000. The second closing occurred on October 6, 2000 after necessary regulatory approvals had been received. The transactions are described below.

     First Closing. On July 6, 2000, Warburg purchased rights to 12,009.491 shares of Series B junior voting preferred stock, representing about 9.9% of our outstanding common stock after issuance of the Series B stock, as each share of Series B stock has the economic rights equivalent to 1,000 shares of our common stock, subject to antidilution adjustments. The rights converted into shares of Series B stock upon early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on August 1, 2000. The Series B stock will convert into restricted shares of our underlying common stock upon, among other events, distribution of the LTWs. At the first closing, Warburg also purchased warrants to acquire 8,142.738 shares of Series C junior nonvoting preferred stock and warrants to acquire 3,866.753 shares of Series D junior nonvoting preferred stock, each series referencing 1,000 shares of our common stock per share of the series. The aggregate purchase price Warburg delivered to us at the first closing was approximately $210 million.

     Second Closing. On October 5, 2000, Warburg received a determination by the OTS that Warburg does not control us. Given the receipt of this necessary regulatory approval, on October 6, 2000, at the second closing of the investment, Warburg purchased, for approximately $28 million, 1,598.173 additional shares of Series B stock and additional warrants to acquire 1,598.173 shares of Series D stock.

   In total, after the completion of both closings for Warburg's investment, Warburg owns 13,607.664 shares of Series B stock, warrants to acquire 8,142.738 shares of Series C stock and warrants to acquire 5,464.926 shares of Series D stock.

   Valuation. One way to think of the aggregate purchase price paid by Warburg is that Warburg paid a price of $17.50 for the economic equivalent of one share of our common stock and a warrant to purchase the economic equivalent of another share at an exercise price of $21.50, with such shares and warrants subject to a number of conditions, limits and rights. The warrants also have a surrender right on a change of control of Dime that entitles Warburg to a payment upon surrender even if there is a change of control at less than $21.50.

   Our financial advisors, Credit Suisse First Boston Corporation and Merrill Lynch & Co., performed analyses of the securities Warburg was buying to assist us in evaluating and considering the investment and presented their analyses to our board of directors prior to the signing of the Investment Agreement. Both Credit Suisse First Boston and Merrill Lynch are internationally recognized investment banking firms that were selected by us to advise us on various matters, including the transaction with Warburg, based on their reputations and experience. Both firms are familiar with us, having worked on several engagements in recent years. Each of our advisors is receiving compensation in connection with the Warburg transaction and other matters on which they are advising us.

   Our advisors concluded that, based on the market price of our common stock at the time that Warburg agreed to make the investment, Warburg received securities valued between $16.40 and $18.45 per underlying common share and related warrant. We refer to this as the "per share value" of Warburg's investment. We think this value compares favorably to the price of $17.50 per share and warrant Warburg paid and suggests that Warburg paid values consistent with the market value of our common stock at the time it agreed to make its investment. We provide some of the details of our financial advisors' analyses below. These analyses and estimates can vary greatly because they are based on a number of judgments and assumptions regarding financial, economic and market matters that are uncertain and beyond our control. Accordingly, if you have any questions regarding the effects of Warburg's investment, you may want to consult your own financial advisor.

     Market Price of Our Common Stock. Our financial advisors began their analysis with the market price of our common stock and noted that the average closing price for the five trading days before we announced Warburg's investment on July 6 was $16.60.

     Transfer Restrictions and Illiquidity. Next, our financial advisors considered the effect of the transfer restrictions that Warburg agreed to, as well as the large size of the equity investment. They noted that the transfer restrictions and the large percentage of the trading volume that the investment represents should generally reduce the value of the securities received by Warburg. They estimated that these transfer restrictions reduced the per share value to Warburg of its investment by about 10% to 15% of the average market price of our common stock, or $1.66 to $2.49. Our financial advisors based these estimates on their market experience, although there were no directly comparable public valuations. Other financial analysts may value these transfer restrictions differently, which would change the estimated per share value of Warburg's investment. The transfer restrictions are summarized below.

     Warrants. Using the Black-Scholes method for valuing options, our advisors then estimated the value of the warrants we were issuing to Warburg. To do so, our financial advisors made several important assumptions. In particular, they assumed a longer-term volatility in our common stock of between 25% and 35% and reduced the value of the warrants because the large amount of stock covered by them would likely be illiquid and to give effect to the transfer restrictions Warburg has agreed to. As a result, our advisors estimated that the warrants increased the per share value to Warburg of its investment by between $2.83 and $4.05. The terms of the warrants are summarized below.

     You should note that the volatility our advisors assumed is lower than the short-term volatility implied by the price of publicly traded options on our common stock at the time Warburg agreed to make the investment and lower than the volatility Warburg and we agreed to use to calculate a purchase price if we are required by the Investment Agreement to buy back the warrants from Warburg in the event of a change of control of Dime. Our advisors believe the lower volatility is appropriate in light of the differential in risk associated with the significantly longer seven-year time period of the warrants relative to publicly traded options, which have terms of less than one year. The per share value of Warburg's investment would be increased, and the value of the investment from our perspective would be decreased, if a higher volatility and/or a smaller adjustment for the illiquidity of the underlying stock were used.

     LTWs. Finally, our advisors considered that Warburg has agreed to give up the right to receive the LTWs. Based on the trading value of comparable securities issued by other thrifts, our financial advisors estimated that giving up the LTWs attributable to the shares they purchased decreased the per share value Warburg received by about $0.54. This valuation is based on a variety of assumptions that may or may not prove accurate. We do not know whether the LTWs will trade at or near this valuation. Accordingly, if you have any questions regarding the value of the LTWs, you may want to consult your own financial advisor.

     Other. Our advisors considered other aspects of Warburg's investment, many of which are intangible, but did not assign a specific financial value to them because they did not believe it was possible or meaningful to attempt to do so. These included Warburg's agreement to limit its purchases of our common stock and not to acquire control of us, Warburg's right to surrender the warrants back to us if certain change of control events were to occur, our agreement to appoint or elect one Warburg representative to our board of directors, regulatory and market issues, and the fact that none of the securities we sold to Warburg is currently convertible into common stock. Some of these factors could be considered to be favorable to Warburg and some of them could be considered to be unfavorable. In addition, our advisors noted that they were not expressing any view as to the merits of the Warburg investment relative to any alternative business strategies or the effect of any other transaction in which we might engage.

   Structure and Terms of Securities. To comply with regulatory requirements, Warburg's investment was structured using several different securities. In total, after the completion of both closings for Warburg's investment, Warburg owns 13,607.664 shares of Series B stock, warrants to acquire 8,142.738 shares of Series C stock and warrants to acquire 5,464.926 shares of Series D stock. If all the securities purchased by Warburg were to be converted today into shares of our common stock, they would amount to approximately 27.2 million shares, or approximately 24.9%, of our outstanding common stock, before giving effect to the new issuance of shares of common stock underlying the convertible securities. None of these securities is in fact convertible into common stock at this time. The material terms of these securities are described below.

     Series B Stock. Each share of Series B stock is entitled to 1,000 votes on all matters on which shares of our common stock are entitled to vote, together with the common stock as a single class. Shares of Series B stock are entitled to receive dividends the same as those paid on 1,000 shares of our common stock, other than the distribution of the LTWs. In case of a merger or similar transaction, shares of Series B stock will be exchanged into equivalent securities of the acquiring company. Shares of Series B stock will convert into shares of our common stock on the earliest of (1) the issuance of the LTWs, (2) a change of control of Dime, (3) lapsing of the transfer restrictions placed on the securities under certain provisions of the Investment Agreement (for example, if we breach our material obligations in the Investment Agreement), or (4) April 6, 2001.

     Series C Stock. Shares of Series C stock are not entitled to vote, except as required by law. Shares of Series C stock are entitled to receive dividends, other than the distribution of the LTWs, the same as those paid on 1,000 shares of our common stock. In case of a merger or similar transaction, shares of Series C stock will be exchanged into equivalent securities of the acquiring company. Upon the receipt of (1) written advice of counsel that, under applicable federal banking laws, the shares of Series C stock may be converted or (2) a certificate that Warburg is transferring the shares pursuant to a widely dispersed sale, shares of Series C stock are convertible into shares of our common stock, unless the Series B stock has not yet converted into our common stock, in which case, the shares of Series C stock will be convertible only into shares of Series B stock. Warburg does not currently own any shares of Series C stock, but owns only warrants to purchase shares of Series C stock.

     Series D Stock. Shares of Series D stock are not entitled to vote, except as required by law. Shares of Series D stock are entitled to receive dividends, other than the distribution of the LTWs, the same as those paid on 1,000 shares of our common stock. In case of a merger or similar transaction involving Dime, shares of Series D stock will be exchanged into equivalent securities of the acquiring company. Our Series D stock will not be convertible into any other class of our stock unless we receive stockholder approval of the issuance of over 20% of our common stock or equivalents under NYSE rules. Upon such approval, the Series D stock will convert into Series C stock. The Series C stock may then be converted into Series B stock or common stock if the conversion of the Series C stock or Series B stock has already occurred. We have agreed to use our reasonable best efforts to obtain this stockholder approval prior to September 30, 2002. Warburg does not currently own any shares of Series D stock, but owns only warrants to acquire Series D stock.

     Warrants. The Series C warrants and Series D warrants will allow Warburg to purchase Series C stock and Series D stock, respectively, at an exercise price of $21.50 per underlying common share, subject to a number of antidilution and other adjustments. All the warrants issued to Warburg expire seven years after issuance. None of the warrants has any voting rights. The warrants have a surrender right on a change of control of Dime that entitles Warburg to a payment upon surrender even if there is a change of control at less than $21.50.

     As with the underlying Series C stock, the Series C warrants will be exchanged when it is permissible for us to do so under the federal banking laws and regulations or in the event that Warburg intends to transfer the warrants in a widely dispersed sale. At such time, the Series C warrants will be exchanged for Series B warrants if the Series B stock has not yet converted into shares of our common stock. Otherwise, the Series C warrants will be converted into warrants to purchase our common stock.

     As with the underlying Series D stock, the Series D warrants will be exchanged for Series C warrants upon the requisite approval by our stockholders under NYSE rules.

     We have a right of first offer on any sale of warrants by Warburg. Warburg also has the right to sell, or surrender, any warrants to us (pursuant to an agreed valuation methodology) upon the occurrence of certain change of control events and has the right to sell, or surrender, any Series D warrants to us (pursuant to an agreed valuation methodology) if the appropriate stockholder approval under NYSE rules is not obtained by September 30, 2003 or the other transfer restrictions on the warrants lapse before then. The agreed valuation methodology will involve a calculation using the Black-Scholes method for valuing options. The assumptions to be used for this calculation include: a volatility rate of 40% (or 30% for a sale back to us of the Series D warrants under the separate triggering events for the Series D warrants), a dividend yield of 1.9% and an interest rate of 6.25%. The exercise price will be assumed to be the exercise price of the warrant at the occurrence of the event allowing the surrender and the term of the warrant will be the remaining term of the warrant from the date of that event. For purposes of acquisition transactions causing a change of control of Dime, the underlying security price for the calculation will reference the price to be paid per share in the acquisition transaction; for other events permitting the surrender, the underlying security price will be based on the 5-day average closing market price for our common stock immediately after the event.

     The warrants purchased by Warburg have a value even when the effective exercise price per common share is higher than the market price of our stock. This value is based, in part, on the seven-year term of the warrants and could be reduced if a change of control of Dime occurs before the end of the term. The surrender right was designed to offset this risk, particularly in light of the existence of a hostile offer at a price substantially lower than the effective exercise price of the warrants at the time Warburg agreed to purchase the warrants. Although it will not prevent offers by third parties to acquire us, the surrender right could have the effect of reducing the ultimate price per share available to our stockholders in an acquisition.

     Given the assumptions used in the agreed-upon valuation methodology for the surrender right, if

    .  Dime is acquired,

    . Warburg exercises its right to surrender the warrants it bought from us and causes us to buy them back, rather than holding the warrants, which Warburg may do instead, and converting them later into the same property that our other stockholders receive in the acquisition transaction, and

    . Warburg exercises the surrender right with respect to all of the warrants it purchased from us,

  then Warburg could potentially receive an amount in excess of the estimated economic value of the warrants at the time it surrenders them to us. We have the right under certain circumstances to pay to Warburg the surrender value in our common stock; otherwise, it will be payable in cash. Based on a number of assumptions discussed below, the surrender premium for the warrants in a theoretical acquisition transaction is described in the table below:

                                                      Potential Payment to
                                                      Warburg on Surrender Potential Amount of
                                                      of Warrant (based on Surrender Payment in
                                                          agreed-upon      Excess of Estimated
                                                           valuation        Economic Value of
       Acquisition Price Per      Years Left Until        methodology)           Warrants
         Dime Common Share     Expiration of Warrants    (in millions)        (in millions)
       ---------------------   ---------------------- -------------------- --------------------
                                          6                   $ 70                 $29
         $16.00                           4                     55                  26
                                          2                     31                  19

                                          6                     87                  32
         $18.00                           4                     70                  31
                                          2                     45                  24

                                          6                    105                  36
         $20.00                           4                     87                  35
                                          2                     60                  29

                                          6                    119                  39
         $21.50                           4                    101                  37
                                          2                     73                  33

                                          6                    134                  42
         $23.00                           4                    115                  40
                                          2                     86                  35

     For example, if we are acquired one year after the Warburg investment was made, our financial advisors estimate that this premium (the amount paid to Warburg in excess of the estimated economic value of the warrants) could range from $29 million to $42 million before any taxes incurred by Warburg on such amount, for acquisition prices between $16.00 and $23.00. If we are acquired at that time, the full payment to Warburg on the surrender of the warrants derived from the agreed-upon valuation methodology could range from $70 million to $134 million for acquisition prices between $16.00 and $23.00. As shown by the table, any surrender value would decline with time because the warrants themselves generally decline in value as the remaining term for their exercise shrinks from the initial seven years.

     The surrender premium was estimated as follows: Based on the agreed-upon valuation methodology described above, we and our financial advisors calculated the amount we would have to pay to Warburg if they surrendered all of the warrants to us upon the occurrence of an acquisition transaction. These amounts appear in the third column. From this number, we subtracted the estimated economic value of the warrants at the time that Warburg would be surrendering them to us. The excess appears in the fourth column and represents the potential premium Warburg could receive on a surrender of the warrants.

     When we and our financial advisors estimated the economic value of the warrants Warburg would be surrendering and subtracted that value from the amount we would have to pay Warburg if Warburg chose to surrender the warrants to us, we based the estimated valuation on a number of assumptions that may or may not prove correct. These assumptions include (1) the assumptions that our financial advisors used when valuing the warrants at the time they were issued to Warburg, including an assumed 30% volatility, which is the midpoint of the range of volatilities our financial advisors used at that time, and (2) an assumption that, if Warburg were to hold on to the warrants, the warrants would become exercisable for the stock of an acquiror with characteristics comparable to our common stock.

     Over different types of acquisition transactions or different types of consideration paid for our common stock, the surrender premium may be higher or lower depending upon the attributes of the stock or property received by our stockholders, and therefore underlying the warrants if Warburg chose to hold them, in the transaction. In addition, we do not know whether or not we will be acquired during the exercise period of the warrants or, if so, whether or not Warburg would exercise the surrender right or, if it does, whether Warburg would exercise the right with regard to all or only some of the warrants. Therefore, the values in this table are highly speculative and Warburg may not receive a surrender premium at all.

     In addition to customary antidilution provisions for the warrants, we have agreed to additional antidilution protections in two circumstances. First, although the various series of stock that Warburg may acquire upon exercise of the warrants do not have the right to receive LTWs, the exercise price of the warrants may be adjusted if the average aggregate market price of the LTWs is over $100 million for an agreed period of time after the issuance of the LTWs. In this case, the exercise price of the warrants will be adjusted downward for the aggregate market price over $100 million, but only in proportion to Warburg's ownership of us. Second, the exercise price of the warrants may be adjusted downward, in proportion to Warburg's ownership of us, for any payment potentially made by us to Hudson United Bancorp in excess of $15 million under the Termination, Option Cancellation and Settlement Agreement, dated April 28, 2000, between us and Hudson regarding the termination of the then-pending merger between us and Hudson, unless the payment relates to (1) a breach of representations by Warburg regarding its ownership of us or (2) another subsequent transaction, such as a merger or tender offer, approved or recommended by our board of directors.

   Other Material Provisions. The Investment Agreement contains a number of other material provisions, which are summarized below:

     Standstill Agreement. Until July 6, 2003, Warburg has agreed that it will not purchase or acquire any shares of our common stock that would result in its having control over us or owning in excess of 24.9% of our outstanding voting shares. In addition, Warburg has agreed that it will not take any action that would violate its standard agreement with the OTS to refrain from controlling us.

     Voting. Each share of Series B stock will be entitled to the same voting rights as, and will vote together with, shares of our common stock (subject to each share of Series B stock representing the equivalent of 1,000 shares of our common stock). The Series C stock, Series D stock, the Series C warrants and the Series D warrants do not carry voting rights. Warburg has not entered into any voting agreement with us.

     Preemptive Rights. As long as Warburg owns at least 5% of the outstanding shares of our common stock (assuming the exercise of all outstanding options and warrants and conversion of convertible preferred stock), if we issue any common stock after the date of the investment, Warburg has the right to purchase from us that amount of shares required for it to maintain its proportionate interest in us. To the extent Warburg utilizes this right to maintain its percentage ownership interest, it will not be entitled to duplicative protection of antidilution adjustments under the terms of the warrants.

     Governance Matters. We have agreed to elect or appoint one person nominated by Warburg to serve as a director of both Dime Bancorp and Dime Savings. In addition, two Warburg representatives will be allowed to attend and observe meetings of the board of directors of both Dime Bancorp and Dime Savings, including meetings of any committees, but excluding executive sessions of the boards of directors.

     Warburg will relinquish the right to its board seat and will lose one observer upon the sale or distribution of 75% or more of its shares of our common stock (or securities representing common stock). In addition, Warburg has agreed to relinquish its right to a board seat, but retain the right to two observers, upon conversion by us to a bank holding company (should such conversion occur), if such action is necessary to satisfy Federal Reserve Board requirements. In such case, however, Warburg will be afforded the option of selling down its interest in us or taking other measures to reduce its voting interest in us and retain its board seat.

     Mr. Howard H. Newman, a managing director of Warburg, became a director of Dime Bancorp's board on August 1, 2000. Mr. Newman became a director of Dime Savings effective October 8, 2000.

     Transfer Restrictions. With certain exceptions, shares of our stock and warrants owned by Warburg will be restricted from transfer subject to, among other things, a schedule whereby 20% of the shares will be freely tradeable after one year; an additional 30% will be freely tradeable after two years; and the balance will be freely tradeable after three years. In addition, Warburg will be permitted to tender into tender or exchange offers (1) on a pro rata basis with other stockholders, provided at least 60% of the shares sought in the tender or exchange offer have been tendered by our other stockholders or (2) not opposed by your board of directors.

     Warburg will be released from the transfer restrictions if, among other things, (1) we breach our material obligations in the Investment Agreement or (2) we execute documentation, or recommend an offer to stockholders, that would result in a change in control of us.

     We have agreed to register the securities acquired by Warburg as the transfer restrictions expire.

Rights Agreement

   Each share of our common stock has attached to it one right issued pursuant to a stockholder protection rights agreement, dated October 20, 1995, as amended, between Dime Bancorp and Dime Savings, as successor to The First National Bank of Boston, as rights agent. Unless the context otherwise requires, all references to our common stock in this document include the associated preferred stock purchase rights.

   Each right entitles its holder to purchase one-hundredth of a share of our participating preferred stock at an exercise price of $50, subject to adjustment, after the separation time, which is after the close of business on the earlier of:

  . the tenth business day after commencement of a tender or exchange offer that, if consummated, would result in a person becoming an acquiring person, which is defined in the rights agreement as a person beneficially owning 20% or more of the outstanding shares of our common stock, and

  . the tenth business day after the first date of public announcement that a person has become an acquiring person, which is also called the flip-in date.

   The rights will not be exercisable until the business day following the separation time. The rights will expire on the earlier of:

  .  immediately following our 2002 annual stockholders' meeting,

  .  their redemption, as described below,

  .  an exchange of the right for our common stock, as described below, or

  . our merger into another corporation pursuant to an agreement entered into prior to a flip-in date.

   Your board may, at any time prior to the occurrence of a flip-in date, redeem all the rights at a price of $0.01 per right.

   If a flip-in date occurs, each right, other than those held by the acquiring person or any affiliate or associate of the acquiring person or by any transferees of any of these persons, will constitute the right to purchase shares of our common stock having an aggregate market price equal to $100 in cash, subject to adjustment. In addition, your board of directors may, at any time between a flip-in date and the time that an acquiring person becomes the beneficial owner of more than 50% of the outstanding shares of our common stock, elect to exchange the rights for shares of our common stock at an exchange ratio of one share of our common stock per right.

   Under the rights agreement, we may not consolidate or merge, or engage in other similar transactions, with an acquiring person without entering into a supplemental agreement with the acquiring person providing that, upon consummation or occurrence of the transaction, each right shall thereafter constitute the right to purchase common stock of the acquiring person having an aggregate market price equal to $100 in cash, subject to adjustment.

   The rights agreement will not apply to a tender offer that has at least a 50% cash component for all shares and sufficient liquidity in any securities component, provided that the offer is accepted by the beneficial owners of at least 75% of our outstanding common stock. In addition, the rights agreement does not apply to Warburg's investment.

   The rights will not prevent our being taken over. The rights, however, may have antitakeover effects. The rights may cause substantial dilution to a person or group that acquires 20% or more of our outstanding common stock unless the rights are first redeemed by your board.

                          VALIDITY OF OUR COMMON STOCK

   The validity of the shares of common stock issuable upon exercise of the LTWs will be passed upon for us by our counsel, Sullivan & Cromwell, New York, New York.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and in accordance with such laws we file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters.

   The reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material can also be obtained by mail, upon payment of the SEC's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. These reports, statements and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Incorporation by Reference

   The rules of the SEC allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.

      SEC Filings (File No. 001-13094)            Period or Date Filed
      --------------------------------   --------------------------------------
     Annual Report on Form 10-K........  Year ended December 31, 1999, as amended by Form 10K/A filed on March
                                         31, 2000

     Quarterly Reports on Form 10-Q....  Quarters ended March 31, 2000,
                                         June 30, 2000 and September 30, 2000

     Reports on Form 8-K...............  Reports filed January 20, 2000,
                                         February 29, 2000, March 8, 2000 (2
                                         reports filed on March 8, 2000), March
                                         10, 2000, March 13, 2000 (2 reports
                                         filed on March 13, 2000), March 14,
                                         2000, March 21, 2000, April 19, 2000,
                                         April 28, 2000, May 1, 2000, July 11,
                                         2000 (as amended by Form 8-K/A filed
                                         on October 12, 2000), July 12, 2000,
                                         September 15, 2000, October 17, 2000,
                                         October 23, 2000, November 1, 2000,
                                         November 9, 2000, December 18, 2000
                                         and December 21, 2000.

     Proxy Statement for 2000 Annual
     Stockholders Meeting..............  Filed June 12, 2000

     Soliciting Material Pursuant to
     Rule 14a-12 on Schedule 14A.......  Report filed August 17, 2000

     The description of our common
     stock set forth in the
     registration statement on Form 8-A
     filed pursuant to Section 12 of
     the Securities Exchange Act,
     including any amendment or report
     filed with the SEC for the purpose
     of updating this description......  Filed January 10, 1995

     The description of the rights
     agreement, contained in the
     registration statement on Form 8-A
     filed pursuant to Section 12 of
     the Securities Exchange Act,
     including any amendment or report
     filed with the SEC for the purpose  Filed November 3, 1995, as amended of updating this description......  June 23, 2000 and July 12, 2000

          SEC Filings (File No. 001-13094)               Period or Date Filed
          --------------------------------      --------------------------------------
     Registration Statement on Form 8-A filed
     pursuant to Section 12 of the Securities
     Exchange Act, including any amendment or
     report filed with the SEC for the purpose
     of updating this Registration Statement... Filed December 15, 2000

   We incorporate by reference into this document these reports and filings and any additional documents that we may file with the SEC after the date of this document. Those documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

   The documents incorporated by reference, including particularly our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, and our Quarterly Reports on Form 10-Q filed since the 1999 Form 10-K, contain financial statements and other information about our financial condition that is being incorporated by reference into this document.

   You can obtain any of the documents incorporated by reference into this document from us without charge, excluding any exhibits to those documents, by requesting them in writing or by telephone from us at Investor Relations Department, 589 Fifth Avenue, New York, New York 10017, telephone: (212) 326-6170. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. In addition, you can obtain copies of these documents from the SEC's web site. Such documents may also be inspected at the locations described above.

                                    EXPERTS

   The consolidated financial statements of Dime Bancorp, Inc. and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference into this document and in the registration statement of which it is a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference into this document, and upon the authority of such firm as experts in accounting and auditing.